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                                                                       EXHIBIT 8


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ROYAL OLYMPIC ANNOUNCES BOARD OF DIRECTOR CHANGES

PIRAEUS, GREECE, JANUARY 16, 2004 - ROYAL OLYMPIC CRUISE LINES INC. (Nasdaq:
ROCLF) ("Royal Olympic") announced today the following changes in its management and Board of Directors: Mr. Yiannos Th. Pantazis has resigned as Chief Executive Officer, but will continue to serve as a Member of the Board, and Mr. Leonidas Xanthakos, an officer and director of subsidiary shipowning companies of Royal Olympic, has been elected to the Board of Royal Olympic and appointed to the position of Chief Executive Officer. In the course of his career, and among other positions, Mr. Xanthakos also has served as General Manager of the Coca Cola Hellas subsidiary of Esso Pappas.

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